

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Mr. YongMing Feng
Chief Executive Officer
USA Therapy, Inc.
Xiangdong Road, Shangsong Village
Baoji City, Fufeng County
Shaanxi Province, the People's Republic of China 722205

> **Re: USA Therapy, Inc.**
> **Form 8-K filed August 12, 2010**
> **File No. 1-34771**

Dear Mr. Feng:

We issued comments to you on the above captioned filing on August 16, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 15, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 15, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3432 if you have any questions.

Sincerely,

William H. Demarest
Staff Accountant